

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 25, 2008

Mr. Alfred R. Kahn
Chief Executive Officer
4Kids Entertainment, Inc.
1414 Avenue of the Americas
New York, NY 10019

> **RE:** **4Kids Entertainment, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007, June 30, 2007**
> **and September 30, 2007**
> **File No. 001-16117**

Dear Mr. Kahn:

We have reviewed your supplemental response letter dated December 14, 2007 as well as the above referenced filings and have the following comments. As noted in our comment letter dated October 18, 2007, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-K for the Fiscal Year Ended December 31, 2006

2. Summary of Significant Accounting Policies, page F-9

Film and Television Costs, page F-10

1. We note your response to comment 1 and your response to comment 3 from your response letter dated July 3, 2007. We do not believe that the method that you have chosen is more representative of the time pattern of the benefits derived from the leased asset, which should be based on the pattern in which the asset is employed. Though revenues associated with the sale of advertising during the broadcast season may fluctuate, your use of the broadcast time is employed equally over the contract period. Allocation bases that take into consideration expected future revenues should not be used because they do not relate to the time

pattern of the usage of the leased asset. Please revise your accounting to straight-line the broadcast fee over the contract period, or advise us.

13. Commitments and Contingencies, page F-20

e. Deferred Revenue, page F-20

2.   We note your response to comment 2. In your deferred revenue disclosure you state that as of the date the company has delivered all of the future music assets required under the contract, any portion of the $5 million that remains deferred and not recognized will be recognized as revenue. You appear to have a balance of $2.5 million in deferred revenues at December 31, 2006 associated with this arrangement, yet in your response you state that any deliverables required by the contract were met at December 31, 2006. Please explain.

3.   Further, we note that you state in your response that the term of the contract would be extended until the original advance is "recouped". Tell us why you did not consider this as recourse available to the investor relating to payments due under the arrangement.

4.   Also, please clarify whether there is a dollar minimum and/or cap on the amount of revenues deliverable under the arrangement. A dollar minimum or cap would limit the investor's rate of return or could result in variations in the company's music asset revenue related to the arrangement having only a trifling impact on the investor's rate of return. If the arrangement provides for a dollar minimum and/or cap, please tell us how you considered these facts in analyzing your arrangement under EITF 88-18.

5.   Though the advance is non-refundable, it is unclear how you determined that there is no significant continuing involvement on the part of the company in the generation of revenue related cash flows due to the investor. Please advise us or revise your accounting.

17. Related Party Transaction, page F-23

6.   We note your response to comment 3. In one of your risk factors, you state that the company expects to invest between $10 and $20 million in TC Digital and TC Websites and that neither of these companies has any operating history. We also note from your related party transactions disclosures that CUSA, from whom you purchased your 50% interest in TC Websites, had acquired 100% of the interests in TC Websites in exchange for the contribution of all of its rights to the chaotic games website. The extent of TC Websites assets, beyond the chaotic games

website, with which it would be able to fund its operations, is unclear. Please advise.

7. Additionally, to the extent that it is available to you, please provide the following information with regard to CUSA, with whom you state any future funding required to be contributed to TC Websites will be split evenly:

- Messrs. Gannon and Milito each own a 32% interest in CUSA, who holds the remaining 34% interest?
- How and why was CUSA created? Was it for the sole purpose of engaging in the TC Digital and TC Websites joint ventures with the company?
- What was the consideration paid by Messrs. Gannon and Milito to acquire their interest in CUSA?
- How will any contributions CUSA is required to make to fund TC Websites be financed? What is the likelihood that the company might loan or otherwise provide cash or other assets to CUSA, or on CUSA's behalf, for this purpose?
- Beyond the investments in TC Digital and TC Websites, does CUSA have any other significant operations or investments?
- Why were the equity arrangements for TC Digital and TC Websites structured differently (i.e., 53%-47% equity split with CUSA for TC Digital versus 50%-50% equity split for TC Websites)?

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director